November 18, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, DC 20549

Re:	Marwynn Holdings, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted November 4, 2024
CIK No. 0002030522

Dear Sir/Madam:

On behalf of Marwynn Holdings, Inc. (the “Company”), we are responding to the Staff’s comment letter dated November 14, 2024, related to the above referenced Amendment No. 2 to Draft Registration Statement on Form S-1. For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

Amendment No. 2 to Draft Registration Statement on Form S-1

Dilution, page 38

1.	Please revise your historical net tangible book value amount as of July 31, 2024, to exclude deferred offering costs.

RESPONSE: In response to the Staff’s comments, the Company has revised its regarding historical net tangible book value amount as of July 31, 2024 on page 38 of Amendment No. 3 to Draft Registration Statement accordingly.

ARIZONA ● CALIFORNIA ● COLORADO ● CONNECTICUT ● DELAWARE ● FLORIDA ● GEORGIA ● ILLINOIS ● INDIANA ● KANSAS ● KENTUCKY ● LOUISIANAMARYLAND ● MASSACHUSETTS ● MINNESOTA ● MISSISSIPPI ● MISSOURI ● NEVADA ● NEW JERSEY ● NEW MEXICO ● NEW YORK ● NORTH CAROLINAOHIO ● OREGON ● PENNSYLVANIA ● RHODE ISLAND ● TENNESSEE ● TEXAS ● UTAH ● VIRGINIA ● WASHINGTON ● WASHINGTON D.C. ● WEST VIRGINIA

U.S. Securities and Exchange Commission

November 18, 2024

Business

Our Products, page 66

2.	We note your response to prior comment 2. You state the majority of customers purchase bulk boards without requesting assembly services and only occasionally do you offer assembly service. However, your disclosure on page 66 states, "We assemble these cabinets according to the client’s unique dimensions. Assembly of the prefabricated boards is part of our employees’ daily job duties..." Please reconcile these statements.

RESPONSE: In response to the Staff’s comments, the Company has revised its disclosure on page 66 of Amendment No. 3 to Draft Registration Statement accordingly.

Notes to the consolidated financial statements

Note 2 – Summary of Significant Accounting Policies

Inventory, page F-10

3.	Please revise to state, if true, that no assembly labor and overhead has been allocated to inventory because amounts are not material.

RESPONSE: In response to the Staff’s comments, the Company has revised its disclosure on page 55 and its disclosure to Note 2- Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements on page F-10 and Note 2 -Summary of Significant Accounting Policies in the Notes to Unaudited Condensed Consolidated Financial Statements on page F-34 of Amendment No. 3 to Draft Registration Statement accordingly.

LEWIS BRISBOIS BISGAARD & SMITH LLP www.lewisbrisbois.com

U.S. Securities and Exchange Commission

November 18, 2024

Please contact me at 916-646-8288, or my partner, Daniel B. Eng, at 415-262-8508, with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ John P. Yung
John P. Yung of
LEWIS BRISBOIS BISGAARD & SMITH llp

LEWIS BRISBOIS BISGAARD & SMITH LLP www.lewisbrisbois.com